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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and Saab Establish Partnership for Joint Programme Management for Brazil’s F-X2 Project

Rio de Janeiro, Brazil, April 14, 2015 – Embraer and Saab today have signed an agreement that establishes a partnership for joint management of the F-X2 Project for the Brazilian Air Force following the Memorandum of Understanding announced on July 11, 2014. The partnership agreement is part of Saab’s commitment to deliver industrial co-operation in relation to the F-X2 project. Under this agreement, Embraer will have a leading role in the overall performance of the programme. Embraer will also undertake an extensive share of work in the production and delivery of both the single and two-seat versions of the Gripen NG, Brazil’s next-generation fighter jet.

Embraer will be responsible for extensive work packages in systems development, integration, flight testing, final assembly and aircraft deliveries. Embraer will also participate in the coordination of all development and production activities in Brazil. Furthermore, Embraer and Saab will be jointly responsible for the complete development of the two-seat version of the Gripen NG. Beginning in the second half of 2015, a team of Embraer engineers and technicians will be sent to Sweden to conduct initial training in the maintenance and development work for the Gripen NG. This skill and competence will subsequently be transferred to Brazil. Embraer and Saab will build an Engineering Centre at Embraer's industrial plant in Gavião Peixoto, in the state of São Paulo, to support operations of the Gripen NG fighters with the Brazilian Air Force.

“With this agreement, Embraer and Saab establish a long-term partnership on a strategic project for Brazil and for the Brazilian Air Force,” says Jackson Schneider, president and CEO of Embraer Defense & Security. “The Gripen NG will raise the operational standard of our Air Force and enable it, with the appropriate means, to fulfill its primary mission, which is the defense of our territory.”

“Through this partnership we will secure an excellent result for the Brazilian Air Force and we will establish solid ground for success with future business opportunities and customers. Not only do we share experience in the defense and aeronautical markets, but both organisations have a clear dedication to customer satisfaction that validates Gripen as the most capable and modern fighter system on the market,” says Lennart Sindahl, Deputy CEO at Saab.

“The Brazilian Air Force sees with great enthusiasm this additional incentive for Brazilian industry, through the companies of the defense sector. This new strategic partnership confirms that we are building a promising future. The defense industry needs to be increasingly strengthened as it is one of the main drivers of scientific and technological development of our country,” said Aeronautics Commander, Air Force Brigadier General Nivaldo Luiz Rossato.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Press press@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

The implementation of the partnership for joint programme management between Saab and Embraer is subject to the F-X2 contracts between Saab and COMAER (Brazilian Air Force Command) becoming effective. The contract between Saab and COMAER for Gripen NG and the associated industrial co-operation contract will come into effect once certain conditions have been fulfilled. These conditions are expected to be fulfilled during the first half of 2015.

The Gripen NG is a true multi-role fighter aircraft, based on the proven Gripen C/D platform. It is built to adapt to all of the changing threats and operational requirements currently faced by modern air forces. Gripen’s combination of very advanced operational capabilities with moderate through-life costs make the fighter absolutely unique on the world market.

For further information, please contact:

Embraer Press Centre, +5511 3040-8438

press@embraer.com.br

Saab Press Centre, +46 (0)734 180 018,

presscentre@saabgroup.com

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com

This document may contain projections, statements, and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events, and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Press press@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer